EXHIBIT 12
DEAN FOODS COMPANY
Ratio of Earnings to Combined Fixed Charges and Preferred Stock for the Years Ended December 31, 2005, 2004, 2003, 2002 and 2001.

	Year Ended December 31
	2005	2004	2003	2002	2001
Income from continuing operations before income taxes	$438,896	$388,871	$449,098	$295,564	$206,145
Fixed charges:
Interest expense	168,984	166,287	173,945	188,990	96,549
Portion of rentals (33%)	43,592	40,559	37,590	38,891	28,967
Capitalized interest	3,863	3,280	3,269	1,467	3,211

Total fixed charges	216,439	210,126	214,804	229,348	128,727

Income from continuing operations before income taxes and fixed charges less capitalized interest and equity in earnings of unconsolidated affiliates	$651,472	$595,717	$660,389	$531,344	$355,281

Ratio of income to fixed charges	3.01	2.84	3.07	2.32	2.76